

Sun Life Financial announces election of directors

TORONTO, ON (May 7, 2014) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced that the 11 nominees listed in the management information circular dated March 17, 2014 were elected as directors of Sun Life Financial. The detailed results of the vote held at its annual meeting of common shareholders today in Toronto are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
William D. Anderson	255,126,050	98.5	4,008,452	1.5
Richard H. Booth	257,643,767	99.4	1,493,195	0.6
John H. Clappison	258,553,271	99.8	582,591	0.2
Dean A. Connor	258,553,317	99.8	581,077	0.2
Martin J. G. Glynn	223,250,807	86.2	35,883,982	13.8
M. Marianne Harris	258,654,486	99.8	482,065	0.2
Krystyna T. Hoeg	256,731,595	99.1	2,401,696	0.9
Réal Raymond	257,787,548	99.5	1,346,746	0.5
Hugh D. Segal, CM	257,704,146	99.5	1,429,507	0.5
Barbara G. Stymiest	257,720,720	99.5	1,412,916	0.5
James H. Sutcliffe	257,463,884	99.4	1,671,307	0.6

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2014 the Sun Life Financial group of companies had total assets under management of $671 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:

Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:

Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com